Gamify, Inc.
Statement of Cash Flows
(Unaudited)

	For the Period January 23, 2017 (Inception) to December 31, 2017
Cash flows from operating activities:	
Net income	$ (18,446)
Amortization of software	8,800
Stock-based compensation	5,000
Changes in operating assets and liabilities:	
Accounts payable	4,646
Net cash used in operating activities	-
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities:	
Proceeds from sale of common stock	5,000
Net cash provided by financing activities	5,000
Net cash increase for period	5,000
Cash at beginning of period	-
Cash at end of period	$ 5,000

Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -
Non-cash investing activities:	
Software development costs	$ 44,000